  Exhibit 99.1

Denison Mines Corp. 1100 – 40 University Ave Toronto, ON M5J 1T1 www.denisonmines.com @DenisonMinesCo

PRESS RELEASE

 DENISON ANNOUNCES 2019 EXPLORATION PROGRAM FOCUSED ON HIGH POTENTIAL PROPERTIES

Toronto, ON – January 9, 2019   Denison Mines Corp. (“Denison” or the “Company”) (DML: TSX, DNN: NYSE American) is pleased to announce the details of a disciplined CAD$6 million (Denison’s share) exploration program planned for 2019. Exploration activities will be focused on diamond drill testing of targets on the Company’s Wheeler River, Waterbury Lake, and Hook-Carter properties – each of which are located in the Athabasca Basin in northern Saskatchewan and are considered to have high potential for a near-term discovery of uranium mineralization.

2019 Exploration Program Highlights

●
Wheeler River: As announced in Denison’s press release dated December 18, 2018, exploration plans for Wheeler River in 2019 include a diamond drilling program of approximately 13,500 metres in 23 holes. The program is designed to evaluate high priority regional target areas by focusing on initial testing of targets at the sub-Athabasca unconformity – which could lead to the discovery of further uranium deposits that may be amenable to the use of the low-cost In-Situ Recovery (“ISR”) mining method. Denison recently selected the ISR mining method for application at Wheeler River’s high-grade Phoenix deposit, with an estimated operating cost of approximately US$3.33/lb U3O8 (see Denison’s press releases dated September 24 and October 30, 2018).

●
Waterbury Lake: The Company’s geological interpretation indicates that the regional Midwest structure not only controls the location of the Midwest deposits on the Midwest property (25.17% Denison owned) but also the J Zone and Huskie deposits on the Waterbury Lake property. The program planned for 2019 includes approximately 7,300 metres of diamond drilling in 18 holes and will focus on testing additional high-priority target areas related to the interpreted Midwest structure – including the follow-up of basement-hosted mineralization, discovered during the summer of 2018, where the Midwest structure is interpreted to intersect the GB Trend (see Denison’s press release dated September 17, 2018).

●
Hook-Carter: An initial group of reconnaissance drill holes, completed during 2018 along the Patterson Lake Corridor (“PLC”), at Hook-Carter encountered favourable lithologies, structures and hydrothermal alteration analogous to the geological settings observed for the Arrow (Nexgen Energy Ltd.) and Triple R (Fission Uranium Corp.) deposits located 12 and 20 kilometres southwest along strike, respectively. A diamond drilling program, including approximately 3,900 metres in six holes, is planned for 2019 to continue to test high priority geophysical targets, particularly along the eastern edge of the PLC, where geochemical analysis of the 2018 drilling results has returned encouraging results.

David Cates, President and CEO of Denison, commented “With our focus turning to the advancement of our flagship Wheeler River project through the Environmental Assessment process, our strategy continues to involve exploration of our portfolio of high-priority properties – where we have the potential to deliver Denison’s next high-grade Athabasca uranium discovery. Our Saskatoon-based exploration team has a track-record of discovery success and has developed a 2019 exploration program that is disciplined and includes a compelling set of drill targets – each with the potential to deliver exciting and meaningful exploration results throughout the year.”

Figure 1 provides a location map of Denison’s Athabasca exploration properties as at December 31, 2018. Exploration targets or target areas, planned for drill testing in 2019, for the Wheeler River, Waterbury Lake and Hook-Carter properties are shown in Figures 2, 3 and 4, respectively.

Wheeler River

Following the completion of a Pre-Feasibility study (“PFS”) in Q3 2018 (see Denison’s press releases dated September 24 and October 30, 2018), and given the highly encouraging results from the proposed Phoenix ISR operation, the planned 2019 exploration drilling program will be focused on initial testing of regional targets at the sub-Athabasca unconformity, with the potential to discover additional ISR amenable uranium deposits. Potential for basement hosted uranium mineralization will not be ignored where opportunities also exist to evaluate prospective basement targets. High priority regional target areas planned for testing in 2019 include K West, M Zone, K South, Gryphon South, Q South (East), and O Zone, each of which is shown in Figure 2.

The 2019 Wheeler River exploration budget totals CAD$3.2 million (100% basis) which includes approximately 13,500 metres of diamond drilling in 23 holes. Drilling activities are scheduled to commence in early January for the winter season utilizing one drill rig, followed by a results-driven summer drilling program - providing a staged-approach to target evaluation. The Wheeler River project is owned by Denison (90% and operator) and JCU (Canada) Exploration Company Limited (10%). Accordingly, Denison will fund 90% of project expenditures in 2019.

Waterbury Lake

Following on from the Company’s discovery of the Huskie deposit in 2017, a revised geological interpretation of the regional Midwest structure has led to the identification of several high priority target areas on the eastern portion of the Waterbury Lake property (Figure 3). The target areas primarily occur where the Midwest structure is interpreted to occur within, or intersect with, graphite-bearing basement lithologies. Initial testing of these target areas was undertaken during summer 2018 with four drill holes, two of which returned multiple basement uranium intercepts (up to 0.43% U3O8 over 1.0 metre) from the GB Trend within a 60 to 80 metre wide package of highly structured and strongly altered graphitic basement rocks (see Denison’s press release dated September 17, 2018).

The 2019 exploration program is focused on continued drill testing of high priority target areas associated with the regional Midwest Structure, including follow-up on the GB Trend, and initial testing of the Oban South Trend and Midwest Extension area (Figure 3). Within the Midwest Extension area, to the southwest of the Midwest deposits, drill targets have been identified from a DCIP resistivity completed during the fall of 2018. Additional target areas may include GB Northeast (electromagnetic target) and the Waterbury East claim (follow-up of an historic mineralized intersection of 0.32% U3O8 over 1.1 metres in drill hole WAT07-008).

The 2019 Waterbury Lake budget totals CAD$1.8 million which includes approximately 7,300 metres of diamond drilling in 18 holes. The results-driven drilling program is expected to be completed during the winter season utilizing one drill rig with a planned start date in mid-January.

The Waterbury Lake property is owned by Denison and Korea Waterbury Uranium Limited Partnership (“KWULP”). Denison is the operator of the project, holding a 65.92% ownership interest (KWULP 34.06%) as of October 31, 2018. The 2019 exploration program will be funded by Denison, as KWULP has elected to continue to dilute their interest in the project.

Hook-Carter

A maiden drilling program was completed by Denison in 2018 as part of the first phase of exploration planned to test, at a reconnaissance level, 7.5 of the 15 kilometres of interpreted strike length of the Patterson Lake Corridor (“PLC”) at Hook-Carter. The 2018 drill program included nine completed drill holes, which successfully identified multiple prospective trends with geological features commonly associated with Athabasca Basin unconformity-related uranium deposits – including hydrothermal alteration in both the sandstone and the basement lithologies associated with graphitic basement structures.

A diamond drilling program, consisting of approximately 3,900 metres in 6 holes, is planned for winter 2019 with a total budget of CAD$1.4 million. The program is designed to complete the first phase of reconnaissance exploration along 7.5 kilometres of the PLC. The drill targets include both electromagnetic (“EM”) and resistivity targets from the 2017 ground surveys, which are coincident with positive exploration vectors identified from a detailed geochemical and clay analysis of the 2018 drilling results. Completion of these targets, in addition to the targets drilled in 2018, will result in a widely-spaced drill hole coverage, with an approximate 1,200 metre spacing along strike, on the southwestern portion of the PLC at Hook-Carter – providing a first pass evaluation and a valuable regional dataset to enable prioritization of follow-up drilling. Exploration targets planned for drill testing in 2019 are shown in Figure 4.

The Hook-Carter property is highlighted by 15 kilometres of strike potential along the prolific Patterson Lake Corridor – host to the Triple R deposit (Fission Uranium Corp.), Arrow deposit (NexGen Energy Ltd.), and Spitfire discovery (Purepoint Uranium Group Inc., Cameco Corp., and Orano Canada Inc.), which occur within 8 to 20 kilometres of the property. The property is significantly underexplored compared to other properties along this trend and covers significant portions of the Derkson and Carter Corridors, which provide additional target areas. The Hook-Carter property consists of 80 mineral claims, covering approximately 24,229 hectares, and is owned 80% by Denison and 20% by ALX Uranium Corp. (“ALX”). The 2019 exploration program will be funded by Denison, as part of its agreement to fund ALX's share of the first CAD$12 million in expenditures on the project (see Denison’s Press Releases dated October 13 and November 7, 2016).

Qualified Persons

Dale Verran, MSc, P.Geo, Pr.Sci.Nat., Denison's Vice President, Exploration, who is a Qualified Person in accordance with the requirements of NI 43-101, has reviewed and approved the technical information contained in this release.

The disclosure of the results of the PFS contained in this news release, including the mineral reserves, was reviewed and approved by Peter Longo, P. Eng, MBA, PMP, Denison’s Vice-President, Project Development, who is a Qualified Person in accordance with the requirements of NI 43-101.

About Denison

Denison is a uranium exploration and development company with interests focused in the Athabasca Basin region of northern Saskatchewan, Canada. In addition to its 90% owned Wheeler River project, which ranks as the largest undeveloped high-grade uranium project in the infrastructure rich eastern portion of the Athabasca Basin region, Denison's Athabasca Basin exploration portfolio consists of numerous projects covering approximately 320,000 hectares. Denison's interests in the Athabasca Basin also include a 22.5% ownership interest in the McClean Lake joint venture ("MLJV"), which includes several uranium deposits and the McClean Lake uranium mill, which is currently processing ore from the Cigar Lake mine under a toll milling agreement, plus a 25.17% interest in the Midwest and Midwest A deposits, and a 65.92% interest in the J Zone and Huskie deposits on the Waterbury Lake property. Each of Midwest, Midwest A, J Zone and Huskie are located within 20 kilometres of the McClean Lake mill.

Denison is also engaged in mine decommissioning and environmental services through its Denison Environmental Services division and is the manager of Uranium Participation Corp., a publicly traded company which invests in uranium oxide and uranium hexafluoride.

For more information, please contact

David Cates	(416) 979-1991 ext. 362
President and Chief Executive Officer

Sophia Shane	(604) 689-7842
Investor Relations

Follow Denison on Twitter	@DenisonMinesCo

Cautionary Statement Regarding Forward-Looking Statements

Certain information contained in this press release constitutes "forward-looking information", within the meaning of the United States Private Securities Litigation Reform Act of 1995 and similar Canadian legislation concerning the business, operations and financial performance and condition of Denison.

Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes", or the negatives and/or variations of such words and phrases, or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur", "be achieved" or "has the potential to". In particular, this press release contains forward-looking information pertaining to the following: exploration (including drilling) and evaluation interpretations, activities, plans and objectives; the results of the PFS and plans and expectations with respect thereto; and Denison’s percentage in its properties and its plans and agreements with its joint venture partners, as applicable. Statements relating to "mineral reserves" or "mineral resources" are deemed to be forward-looking information, as they involve the implied assessment, based on certain estimates and assumptions that the mineral reserves and mineral resources described can be profitably produced in the future.

Forward looking statements are based on the opinions and estimates of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Denison to be materially different from those expressed or implied by forward-looking statements. Denison believes that the expectations reflected in this forward-looking information are reasonable but no assurance can be given that these expectations will prove to be accurate and may differ materially from those anticipated in this forward looking information. For a discussion in respect of risks and other factors that could influence forward-looking events, please refer to the factors discussed in Denison's Annual Information Form dated March 27, 2018 under the heading "Risk Factors". These factors are not, and should not be construed as being exhaustive. Accordingly, readers should not place undue reliance on forward-looking statements.

The forward-looking information contained in this press release is expressly qualified by this cautionary statement. Any forward-looking information and the assumptions made with respect thereto speaks only as of the date of this press release. Denison does not undertake any obligation to publicly update or revise any forward-looking information after the date of this press release to conform such information to actual results or to changes in Denison's expectations except as otherwise required by applicable legislation.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Mineral Resources: This press release may use the terms “measured”, “indicated” and “inferred” mineral resources. United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of measured or indicated mineral resources will ever be converted into mineral reserves. United States investors are also cautioned not to assume that all or any part of an inferred mineral resource exists, or is economically or legally mineable.

Denison Mines
Denison Mines' Athabasca Properties
December 31, 2018
N
Northwest Territories
ATHABASCA BASIN
Alberta
Saskatchewan
Manitoba
Prince Albert
Saskatoon
Regina
100% Denison
Denison operated JV
Orano operated JV
Cameco operated JV
Denison earn-in
Uranium mines and deposits
Uranium mill
Roads
Powerlines
ATHABASCA BASIN
Hatchet Lake
J Zone Roughrider
Bell Lake
Murphy
Turkey Lake
Wolly
Waterfound North
Torwalt Lake
Waterfound
McClean Lake Mill
Eagle Point
McClean Lake
Johnston Lake
Waterbury
Midwest
Rabbit Lake Mill
Cigar Lake
Waterbury Lake South
Candle
Packrat
Darby
Park Creek
Jasper Lake
West Bear
Hook-Carter
Epp Lake
Marten
Stevenson River
McArthur River
Arrow
Triple R
Wolverine
Mann Lake
Lynx
Moon Lake North
Wheeler River (Phoenix & Gryphon deposits)
Moon Lake South
Russell Lake
Moon Lake
Centennial
Millennium
Bachman Lake
Perpete Lake
South Dufferin
Crawford Lake
Ford Lake
Brown Lake
Key Lake
50 km

Figure 1: Location map of Denison’s Athabasca exploration properties as at December 31, 2018, with the Wheeler River, Waterbury Lake and Hook-Carter properties shown in bold outline.

Figure

Figure 2: Location of the high priority regional target areas planned for exploration drill testing in 2019, shown on the Wheeler River basement geology map.

DENISON PROJECTS
Ratchet Lake
Murphy Lake
Waterbury North
Wolly
Waterbury Lake
Roughrider
J Zone
Midwest A
McClean Mill
Midwest
McClean Lake
Uranium mines & deposits
Power Line
Main Road
100% Denison
Denison operated JV
Areva operated JV
5 km
N
Future Target Area
WAT18-478
0.43% U_3O_8 over 1.0 m
(including 0.73% U_3O_8 over 0.5 m)
from 262.5 to 263.5 m
GB Northeast
WAT18-479
0.20% U_3O_8 over 0.5 m from 372 to 372.5 m
0.45% U_3O_8 over 0.5 m from 410.5 to 411 m
0.31% U_3O_8 over 0.5 m from 420 to 420.5 m
GB Trend
GB Trend
6470000 mN
Oban Trend
Oban South
Waterbury Lake Project
(Denison, KWULP)
Interpreted Regional Midwest Structure
Huskie
5.7 M lbs U_3O_8 Inferred (268,000 tonnes @ 0.96% U_3O_8)
J Zone
12.8 M lbs U_3O_8 Indicated (291,000 tonnes @ 2.00% U_3O_8)
Roughrider
Midwest A
10.8 M lbs U_3O_8 Indicated (566,000 tonnes @ 0.87% U_3O_8)
& 6.7 M lbs U_3O_8 Inferred (53,000 tonnes @ 5.81% U_3O_8)
Midwest Project
(Denison, Areva, OURD)
6465000 mN
Midwest Structure
Waterbury East claim
Completed 2018 DCIP Resistivity survey
Midwest Extension
Midwest Main
39.9 M lbs U_3O_8 Indicated (453,000 tonnes @ 4.00% U_3O_8)
& 11.5 M lbs U_3O_8 Inferred (793,000 tonnes @ 0.66% U_3O_8)
Uranium deposits
Property Boundary
2019 Drill Target Area
Interpreted Basement Geology
Granite
Metasedimentary corridors
Structural corridors
Provincial Highway
905
2 km
6460000 mN
Points North Landing
550000 mE
555000 mE

Further details regarding the mineral resource estimates for the Waterbury Lake and Midwest properties can be found in the following NI 43-101 Technical Reports:

- Technical Report with an Updated Mineral Resource Estimate for the Waterbury Lake Property, Northern Saskatchewan, Canada with an effective date of December 21, 2018
- Technical Report with an Updated Mineral Resource Estimate for the Midwest Property, Northern Saskatchewan, Canada with an effective date of March 26, 2018

Reports are available on Denison's website at www.denisonmines.com and under Denison's profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.shtml

Figure 3: Location of the Waterbury Lake 2019 drill target areas in relation to the interpreted regional Midwest structure.

Figure 4: Location of the Hook-Carter 2019 drill targets.